SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                   SCHEDULE TO

                                 (Rule 14d-100)

                  Tender Offer Statement Under Section 14(d)(1)
                or 13(e)(1)of the Securities Exchange Act of 1934

                                (Final Amendment)

                             GAM Avalon Galahad, LLC
                   (formerly: "GAM Avalon Multi-Europe, LLC")
                       (Name of Subject Company (issuer))


                        GAM Avalon Galahad, LLC (Offeror)
(Name of Filing Persons (identifying status as offeror, issuer or other person))

                   Units of Limited Liability Company Interest
                         (Title of Class of Securities)

                                       N/A
                      (CUSIP Number of Class of Securities)

                            Joseph J. Allessie, Esq.
                     c/o Global Asset Management (USA) Inc.
                              135 East 57th Street
                            New York, New York 10022
                                 (212) 407-4600
                  (Name, address and telephone number of person
                        authorized to receive notices and
                     communications on behalf of the filing
                                    persons)


                                 With a copy to:
                           Christopher M. Wells, Esq.
                              Coudert Brothers LLP
                           1114 Avenue of the Americas
                            New York, New York 10036
                                 (212) 626-4400


                            CALCULATION OF FILING FEE

================================================================================
Transaction Valuation: $1,398,364.22(a)       Amount of Filing Fee: $279.67 (b)
================================================================================
         (a) Purchase price paid for limited liability company interests.
         (b) Calculated at 1/50th of 1% of the Transaction Valuation.

[x] Check the box if any part of the fee is offset as provided by Rule 0-1l(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

          Amount Previously Paid: $303.60
          Form or Registration No.: Schedule TO; Registration No. 005-62221
          Filing  Party:  GAM  Avalon  Galahad,   LLC  (formerly:   "GAM  Avalon
                          Multi-Europe, LLC")
          Date Filed: November 15, 2002

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:


[ ] third-party tender offer subject to Rule 14d-1.
[x] issuer tender offer subject to Rule 13e-4.
[ ] going-private transaction subject to Rule 13e-3.
[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [x]

     This Final Amendment relates to the Issuer Tender Offer Statement on Schedule TO (the "Statement") originally filed on November 15, 2002, by GAM Avalon Galahad, LLC (formerly, and at the time of filing of the Statement, "GAM Avalon Multi-Europe, LLC") (the "Fund") in connection with an offer by the Fund to purchase up to ten percent (10%) of the Fund's outstanding units of limited liability company interests ("Units") on the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal (the
"Offer"). Copies of the Offer to Purchase and Letter of Transmittal were previously filed as Exhibits (a)(2) and (a)(3) to the Statement.

     This is a Final Amendment to the Statement and is being filed to report the results of the Offer. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase.

     The following information is furnished pursuant to Rule 13e-4(c)(4):

     1. The Offer  expired at 12:00  midnight,  New York time,  on December  13,
     2002.

     2. $1,398,364.22 in Units were validly tendered and not withdrawn prior to the expiration of the Offer, and all of those Units were accepted for purchase by the Fund in accordance with the terms of the Offer.


                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                              GAM AVALON GALAHAD, LLC

                                          By: Global Asset Management (USA) Inc.
                                              Advisor
                                          By: /s/ Joseph J. Allessie
                                          Name: Joseph J. Allessie
                                          Title: Authorized Signatory


January 10, 2003